Exhibit 99.1

TNL Mediagene Granted Continued Listing by Nasdaq Hearings Panel, Subject to Meeting $1 Bid Price Rule On or Before January 7, 2026

TOKYO and TAIPEI, Dec. 24, 2025 /PRNewswire/ -- TNL Mediagene (Nasdaq: TNMG) (the “Company”), a Tokyo-based next-generation digital media and data group in Asia, today announced that on December 23, 2025, the Company has been notified by the Nasdaq Hearings Panel (the “Panel”) of The Nasdaq Stock Market LLC (“Nasdaq”) that the Company’s request for continued listing on The Nasdaq Capital Market has been granted, subject to the following:

On or before January 7, 2026, the Company must demonstrate compliance with the Listing Rule 5550(a)(2), or the $1 Bid Price Rule. It is a requirement during the exception period that the Company provide prompt notification of any significant events that occur during this time that may affect the Company’s compliance with Nasdaq requirements. This includes, but is not limited to, any event that may call into question the Company’s ability to meet the terms of the exception granted. The Panel reserves the right to reconsider the terms of this exception based on any event, condition or circumstance that exists or develops that would, in the opinion of the Panel, make continued listing of the Company’s securities on Nasdaq inadvisable or unwarranted.

The decision was made by the Panel following a hearing held on December 16, 2024, during which the Company presented its plan (including the reverse share split the Company announced on December 19) to regain compliance with $1 Bid Price Rule. In the meantime, the Company will continue to be listed and its shares will continue to be traded on Nasdaq, pending a final written decision by the Panel after January 7, 2026.

On November 13, 2025, the Company filed a request for a hearing before the Panel to present its financial and operational data and compliance plan with the applicable listing requirements. This request was due to a staff determination letter (the “Determination Letter”) on November 6, 2025 from the staff of the Listing Qualifications Department of Nasdaq notifying the Company of the staff’s determination to delist the Company’s securities from The Nasdaq Capital Market due to the Company’s failure to regain compliance with the $1 per share bid price requirement for continued listing as set forth in Listing Rule 5550(a)(2), or the $1 Bid Price Rule, following the 180 calendar day compliance period. On November 13, 2025, the Company received a letter from Nasdaq granting the appeal and scheduling the hearing by the Panel for December 16, 2025.

About TNL Mediagene

Headquartered in Tokyo, TNL Mediagene was formed in May 2023 through the merger of Taiwan’s The News Lens Co. and Japan’s Mediagene Inc., two of the region’s leading independent digital media groups. The company’s operations span original and licensed media brands in Japanese, Chinese, and English, covering topics such as news, business, technology, science, food, sports, and lifestyle. It also offers AI-driven advertising services, marketing technology platforms, e-commerce, and innovative solutions tailored to the needs of advertising agencies. Known for its political neutrality, appeal to younger audiences, and high-quality content, TNL Mediagene has approximately 500 employees across Asia, with offices in Japan, Taiwan, and Hong Kong.

https://www.tnlmediagene.com/

For further information, please contact

E-mail：pr@tnlmediagene.com

Cautionary Statement Regarding Forward-Looking Statements

This press release contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, that are based on beliefs and assumptions and on information currently available to TNL Mediagene. Forward-looking statements generally relate to future events or TNL Mediagene’s future financial or operating performance. In some cases, you can identify forward-looking statements by the following words: “may,” “will,” “could,” “would,” “should,” “expect,” “intend,” “plan,” “anticipate,” “believe,” “estimate,” “predict,” “project,” “potential,” “continue,” “ongoing,” “target,” “seek” or the negative or plural of these words, or other similar expressions that are predictions or indicate future events or prospects, although not all forward-looking statements contain these words. Forward-looking statements in this communication include, but are not limited to, statements about TNL Mediagene’s future business plan and growth strategies and statements by TNL Mediagene’s management. Any statements that refer to expectations, projections or other characterizations of future events or circumstances, including strategies or plans, are also forward-looking statements. These statements involve risks, uncertainties and other factors that may cause actual results, levels of activity, performance or achievements to be materially different from those expressed or implied by these forward-looking statements. Forward-looking statements in this communication or elsewhere speak only as of the date made. New uncertainties and risks arise from time to time, and it is impossible for TNL Mediagene to predict these events or how they may affect TNL Mediagene. In addition, risks and uncertainties are described in TNL Mediagene’s filings with the Securities and Exchange Commission, including the risks and uncertainties set forth under the heading “Risk Factors” in TNL Mediagene’s Annual Report on Form 20-F filed on April 30, 2025, as may be supplemented or amended by the TNL Mediagene’s Reports of a Foreign Private Issuer on Form 6-K.  These filings may identify and address other important risks and uncertainties that could cause actual events and results to differ materially from those contained in the forward-looking statements. TNL Mediagene cannot assure you that the forward-looking statements in this communication will prove to be accurate. There may be additional risks that TNL Mediagene presently does not know or that TNL Mediagene currently does not believe are immaterial that could also cause actual results to differ from those contained in the forward-looking statements. In light of the significant uncertainties in these forward-looking statements, you should not regard these statements as a representation or warranty by TNL Mediagene, its directors, officers or employees or any other person. Except as required by applicable law, TNL Mediagene does not have any duty to, and does not intend to, update or revise the forward-looking statements in this communication or elsewhere after the date of this communication. You should, therefore, not rely on these forward-looking statements as representing the views of TNL Mediagene as of any date subsequent to the date of this communication.